UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2016
Commission File No. 1-4329

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
701 Lima Avenue, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) for the fiscal year ended December 31, 2016, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Ginger M. Jones
GINGER M. JONES
Senior Vice President and Chief Financial Officer
Plan Administrator
Date: June 2, 2017

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015, and
Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Cooper Tire & Rubber Company Spectrum Investment Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Toledo, Ohio
June 2, 2017

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2,016	2,015
Investments, at fair value:
Pooled separate accounts	$240,030,965	$214,398,282
Common/collective trust fund	62,168,870	58,747,585
Common stock	32,292,119	33,196,906
	334,491,954	306,342,773

Receivables:
Employer contributions	6,466,720	6,853,660
Notes receivable from participants	7,453,001	7,108,780
	13,919,721	13,962,440
Net assets available for benefits	$348,411,675	$320,305,213

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Contributions:
Participant	$16,956,879
Employer	13,322,413
Participant rollover	587,516
Total contributions	30,866,808

Dividend income	359,214
Net appreciation in fair value of investments	18,411,261
Interest income on notes receivable from participants	236,868
Total additions	49,874,151

Deductions
Participant withdrawals	22,037,929
Total deductions	22,037,929

Net increase prior to transfers	27,836,222
Transfers from other plans	270,240

Net assets available for benefits:
Beginning of year	320,305,213
End of year	$348,411,675

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements

1. Description of Plan
The following description of Cooper Tire & Rubber Company Spectrum Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan, as restated and amended on January 1, 2016, is a defined contribution plan covering all salaried employees of the Cooper Tire & Rubber Company (the “Company”, the “Plan Sponsor” and the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan automatically enrolls newly eligible participants into the plan using the 3% deferral rate as stated in the Plan document. Effective January 1, 2016, this deferral rate shall be automatically increased as soon as administratively feasible on or after each first day of the Plan year by 1% up to a maximum automatic elective deferral of 6%. Participants are automatically enrolled into the default Principal Lifetime fund that relates most closely to the participants expected year of retirement. Participants can elect to opt out of automatic enrollment.
The Plan has established a trust agreement with Principal Financial Group (the “Trustee”) to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants. The Benefit Plan Administrative Committee is responsible for the overall administration of the Plan.
Contributions
Each year, participants may contribute up to 99% of their pretax or after-tax compensation. Participants may direct their contributions to any of the Plan’s investment fund options. The Company contributes an employer match in the amount of 100% of the first 1% of participant contributions and 50% of participant contributions between 2% and 6% for a maximum employer match of 3.5%. The stated match is made on a per pay basis. The Company contributed $6,855,693 related to the employer match for the year ended December 31, 2016. All Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).
Additionally, the Company may make contributions annually at its discretion as defined in the Plan document. Participants may direct employer contributions immediately upon receipt. The Company made a contribution in March 2017 in the amount of $6,500,000 for the year ended December 31, 2016. All contributions made by the Company are invested in the same manner as that of the participant’s elective contributions. Effective March 3, 2014, the Plan no longer offered Cooper Tire & Rubber Company stock as an investment option. Existing investments in Company stock can remain in that option, but no further investments are allowed, including the transfer of funds from other investment options into Company stock as of March 3, 2014.
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s contributions plus actual earnings thereon after two years of service.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions, and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)
Forfeitures
Upon termination of employment, participants forfeit their nonvested balances. Forfeiture balances are used to pay Plan Administrative expenses. After administrative expenses are paid, forfeitures are used to reduce future employer contributions.
Notes Receivable from Participants
Under the Plan, participants may borrow the lesser of 50% of the vested value of their account balance or $50,000. The loan repayment schedule can be no longer than 60 months. A Participant may not have more than one loan outstanding at any point in time. Principal and interest is paid ratably through payroll deductions. The interest rate is established based on the prime rate. Interest rates as of December 31, 2016 and 2015 range from 3.25% to 3.75% and 3.25% to 3.50%, respectively. If a participant terminates employment with the Company, the loan automatically is treated as a taxable distribution to the participant.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan, the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the Trustee if their vested balance is greater than $1,000 but less than $5,000.
In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)
Company Stock Account
The Plan allowed for investing in common stock of the Company through its Company Stock Account for participant and employer contributions prior to March 3, 2014. A dividend pass-through election has been implemented for the participants who elected this investment type. During 2016, the Plan received common stock dividends from the Company.
Any contributions made by the Company that are invested in Company stock grants the Company voting rights for all other matters as to which other shareholders may vote. Participants retain all voting rights over their shares of Company stock purchased through participant contributions. Participants are entitled to instruct the Trustee as to the tender or exchange of shares allocated to the Company Stock account. The Trustee is responsible for providing to participants information regarding voting and tendering at such time as other shareholders receive such information.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Administrative expenses of the Plan are paid for by current year forfeitures first. Any remaining expenses not covered by these forfeitures are paid for by the Company.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.
The Benefit Plan Administrative Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 should be applied retrospectively to all periods presented and is effective for annual periods beginning after December 15, 2015. The Plan adopted the provisions of ASU 2015-07 for the December 31, 2016 plan year. The adoption had no impact on the statements of net assets available for benefits as of December 31, 2015 and 2016 or the statement of changes in net assets available for benefits for the year ended December 31, 2016
In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). Part I clarifies fully benefit-responsive investment contracts are limited to direct investments between the Plan and the issuer. Part I also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measurement for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments that are measured at fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements should be provided by general type of plan asset. Parts I and III are not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. The Plan adopted the applicable provisions of ASU 2015-12 for the December 31, 2016 plan year.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements (continued)
In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 defines management’s responsibility to evaluate whether there is a substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an organization’s ability to continue as a going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 31, 2016. Management has performed this assessment as of the date these financial statements were issued and no going concern uncertainties were identified.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –
Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –
Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Level 3 –
Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan. There have been no changes in the valuation techniques and inputs used at December 31, 2016.
Pooled Separate Accounts and Common/Collective Trust Fund – The fair value of the investments in these categories has been estimated using the net asset value (NAV) per unit provided by the administrator of the fund. The net asset value is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments for participants.
Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no transfers of Plan investments between Levels 1 and 2 during 2016 or 2015.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The following tables present the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015:

		Fair Value Measurements at December 31, 2016 Using
Description	December 31, 2016	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Common stock	$32,292,119	$32,292,119	$—	$—
Total investment assets in the fair value hierarchy	32,292,119	$32,292,119	$—	$—
Investments measured at net asset value (a)	302,199,835
Total investments at fair value	$334,491,954

		Fair Value Measurements at December 31, 2015 Using
Description	December 31, 2015	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Common stock	$33,196,906	$33,196,906	$—	$—
Total investment assets in the fair value hierarchy	33,196,906	$33,196,906	$—	$—
Investments measured at net asset value (a)(b)	273,145,867
Total investments at fair value	$306,342,773

(a)
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)
In accordance with ASU 2015-12, indirect holdings, which were reported as pooled separate accounts and a common/collective trust fund in the prior year, are no longer presented as Level 2 but included in the Investments measured at net asset value. The 2015 schedule has been reclassified to reflect such change.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
For investments in certain entities that calculate the NAV per share as the investment’s fair value measurement, the following table provides an overview, by major classification, of the nature and risks associated with such investments as well as whether it is probable those investments being sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

Investment Category	2016 Fair Value	2015 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Period Notice

Pooled separate accounts:
Balanced/asset allocation(a)	$125,104,530	$106,651,738	$—	Daily	1 Day
Fixed income(b)	15,970,107	14,182,246	—	Daily	1 Day
International equity(c)	11,927,473	11,718,376	—	Daily	1 Day
Large U.S. equity(d)	55,739,925	55,013,371	—	Daily	1 Day
Small/mid U.S. equity(e)	31,288,930	26,832,551	—	Daily	1 Day
Common/collective trust fund(f):
Short-term fixed income	62,168,870	58,747,585	—	Daily	1 Day

(a)
The pooled separate accounts in this category primarily seek a total return consisting of long-term growth of capital and current income. The fund operates as a "target date fund." It invests in underlying Principal Funds, Inc. domestic and foreign equity, real asset and alternative investments, and fixed-income funds according to an asset allocation strategy designed for investors having a retirement investment goal close to the year in the fund's name. Participant-directed redemptions have a 30-day transfer restriction.

(b)
The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and United States government and agency-backed securities. The fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of fixed-income instruments of varying maturities, represented by forwards or derivatives such as options, futures contracts, or swap agreements, at the time of each purchase. It invests in securities denominated in foreign currencies and in securities of foreign issuers, including securities tied to emerging market countries. Participant-directed redemptions have a 30-day transfer restriction.

(c)
The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States. Participant-directed redemptions have a 30-day transfer restriction.

(d)
The pooled separate accounts in this category primarily seek long-term growth of capital. The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in companies with large market capitalizations at the time of each purchase. Participant-directed redemptions have a 30-day transfer restriction.

(e)
The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index. Participant-directed redemptions have a 30-day transfer restriction.

(f)
This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic Guaranteed Investment Contracts and a common collective trust. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a 30-day redemption notice to liquidate its entire share in the fund.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

4. Income Tax Status
The Plan has received a determination letter from the IRS dated March 31, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related-Party Transactions
The Plan holds units of pooled separate accounts and a common/collective trust fund managed by the Trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
During 2016, the Plan received $359,214 in common stock dividends from the Company.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31
	2016	2015

Net assets available for benefits per the financial statements	$348,444,955	$320,305,213
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	–	154,818
Net assets available for benefits per Form 5500	$348,444,955	$320,460,031
The following is a reconciliation of net increase per the financial statements to the Form 5500:

Year Ended December 31,
2016

Net increase prior to transfers per the financial statements	$27,869,502
Change in adjustments from contract value to fair value for fully benefit-responsive investment contracts	(154,818)
Net increase per Form 5500	$27,714,684

Supplemental Schedule

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan

EIN #34-4297750 Plan #005

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

	Description of Investment
Identity of Issue,	Including Maturity Date, Rate of Interest,	Current
Borrower or Lessor	Collateral, Par, or Maturity Value	Value

Common Stock:
*Cooper Tire & Rubber Company	831,200 shares, Cooper Tire & Rubber Company stock	$32,292,119

Pooled Separate Accounts:
*Principal Life Insurance Company
	1,880,779 units, Lifetime 2030	48,092,185
	1,093,787 units, Lifetime 2020	27,430,319
	975,668 units, Lifetime 2040	25,614,804
	145,948 units, Large Cap S&P 500 Index	16,103,379
	613,545 units, Lifetime 2050	15,698,110
	466,898 units, Edge Asset Equity Income	12,719,525
	513,852 units, Large Cap Value III	12,667,341
	73,832 units, Core Plus Bond Separate	9,413,872
	152,992 units, Mid Cap S&P 400 Index	7,894,596
	133,982 units, Small Cap S&P 600 Index	7,479,441
	156,783 units, Large Cap Growth	7,061,779
	57,794 units, U.S. Property	6,556,235
	209,871 units, Mid Cap Growth III	5,792,660
	228,232 units, Large Cap Growth I	4,999,279
	60,857 units, Diversified International	4,665,622
	249,540 units, International I	4,467,301
	171,358 units, Lifetime 2010	3,908,140
	92,998 units, Mid Cap Value I	3,818,976
	63,045 units, Real Estate	3,239,441
	75,450 units, Mid Cap Growth	3,063,816
	51,282 units, International Emerging Markets	2,794,550
	169,545 units, Lifetime 2060	2,280,137
	147,010 units, Large Cap Growth II	2,188,622
	100,225 units, Lifetime STR INC	2,080,835

Common/Collective Trust Fund:
*Principal Life Insurance Company	2,891,074 units, Principal Stable Value Z Fund	62,168,870

*Participant loans	Varying maturity dates with interest rates ranging
	from 3.25% to 3.75%	7,453,001
		$341,944,955

*Indicates party-in-interest to the Plan.